KRAMER LEVIN NAFTALIS & FRANKEL LLP

James A. Grayer
Phone 212-715-7616 Fax 212-715-8050 jgrayer@KRAMERLEVIN.com

September 21, 2011

Via EDGAR

John Reynolds Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Re:	Conmed Healthcare Management, Inc.
Schedule 14A
Filed September 9, 2011
File No. 001-34408

Conmed Healthcare Management, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”). This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter, dated September 19, 2011, relating to the Preliminary Proxy Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the comment letter and immediately below each comment is the response of the Company with respect thereto.

1.
We note your response to prior comments one and two from our letter dated August 15, 2011. With a view to potential disclosure, please advise us of the circumstances surrounding the granting of board observer status to Dr. Desnick, and advise us what rights – whether formal or informal – he was given as a result of his status. In addition, please advise us of the degree to which he gave input to the board on company matters at meetings or otherwise, and further clarify for us to what extent Dr. Desnick holds a prominent position in your industry.

After Dr. Desnick purchased his initial block of stock in the Company, he discussed his investment with Mr. Pappajohn.  Mr. Pappajohn suggested to Dr. Desnick the possibility of Dr. Desnick attending meetings of the Board of Directors of the Company as an observer as a way of encouraging Dr. Desnick to maintain his investment in the Company. Mr. Pappajohn made clear that the observations rights were at the Board’s discretion and by invitation only. Mr. Pappajohn did not discuss a board seat with Dr. Desnick and Dr. Desnick never requested one.

1177 AVENUE OF THE AMERICAS    NEW YORK NY 10036-2714    PHONE 212.715.9100    FAX 212.715.8000    WWW.KRAMERLEVIN.COM
ALSO AT 47AVENUE HOCHE    75008 PARIS FRANCE

KRAMER LEVIN NAFTALIS & FRANKEL LLP

John Reynolds
September 21, 2011

The Company and Dr. Desnick entered into a written agreement governing the Board observer rights and confidentiality matters. Pursuant to this agreement, “[the Company] may invite [Dr. Desnick] to attend and act as an observer to the meetings of the Board of Directors of the Company or otherwise share certain confidential information about the Company with [him],” subject to the terms and conditions of the agreement. The agreement further provides that, “As an [o]bserver, [Dr. Desnick] shall not be a member of the Board of Directors and shall have no right to participate in the discussion of, or to vote on, any matters presented to the Board of Directors,” and that “[t]he Company may determine, for any reason, that it would be inappropriate for [Dr. Desnick] to have access to or receive certain [c]onfidential [i]nformation and, accordingly, may restrict [Dr. Desnick] from receiving such [c]onfidential [i]nformation by, among other things, limiting, in whole or in part, [Dr. Desnick’s] attendance at meetings of the Board of Directors, or redacting or withholding entirely written materials otherwise distributed to members of the Board of Directors.”

Given his Board observer status and the parameters of the agreement, Dr. Desnick did not participate in the deliberations or votes of the Company’s Board of Directors. Dr. Desnick’s input at the Board of Directors’ meetings was generally limited comments related to the Company’s provision of medical services and generally did not involve other matters of the Company.

Dr. Desnick does not have any past experience in the Company’s specific industry, although he does have experience in other healthcare businesses.

2.	With respect to comments one and two of our letter dated August 15, 2011, please revise the background section beginning on page 21 and advise us as appropriate of the following matters.

The Company has revised its disclosure on pages 22 through 24 of Amendment No. 2 to so clarify.

•
We note the revised disclosure in the last paragraph on page 24 regarding voting agreements addressed in negotiations. Please revise to address when and by whom the voting agreements were introduced into the merger negotiations.

1177 AVENUE OF THE AMERICAS    NEW YORK NY 10036-2714    PHONE 212.715.9100    FAX 212.715.8000    WWW.KRAMERLEVIN.COM
ALSO AT 47AVENUE HOCHE    75008 PARIS FRANCE

KRAMER LEVIN NAFTALIS & FRANKEL LLP

John Reynolds
September 21, 2011

•	Please also clarify, to the extent of your knowledge, when Dr. Desnick first approached others about such agreements.

Dr. Desnick has informed the Company that he contacted Mr. Heil about the proposed voting agreement on or about June 9, 2011, which is when he also informed the Company and Mr. Pappajohn about the proposed voting agreement, and that he did not contact any persons other than Messrs. Heil and Pappajohn about executing a voting agreement in connection with the proposed merger transaction.

•
We note your revised disclosure and statement that “there was no discussion of valuations or financial terms of a proposed transaction during the presentations.” With a view to clarifying disclosure, provide us further detail of the subject matter of the company’s and financial advisor’s presentations, given that they were not about valuations of the company.

•
We note disclosure indicating that February 22, 2011 was the first time the board learned of Dr. Desnick’s interest in buying the company. With a view to clarifying disclosure, advise us what reasons, if any, Dr. Desnick gave for requesting the confidential memorandum in correspondence on January 31 and February 7, 2011.

•
Please revise to address what consideration, if any, the board gave to responding to Dr. Desnick on April 6, 2011 in a similar fashion to the response to Bidder D, given the apparent fact that Bidder D’s proposal and Dr. Desnick’s $3.60 indication of interest were both “significantly lower than the other proposals.”

The Company’s Board of Directors did not consider formally responding to Dr. Desnick’s indication of interest of $3.60 per share on April 6, 2011, because the due diligence and bidding process were still on-going at that point in time and the indication was received before a deadline had been set to receive final proposals.  The Company has revised the disclosure in Amendment No. 2 to make clear that during this interim period, Gleacher was continuing to respond to and work with all the bidders, including Dr. Desnick, to provide any requested information and address any questions in an effort to get the most attractive bids for the Company.

* * *

The Company acknowledges that:

1177 AVENUE OF THE AMERICAS    NEW YORK NY 10036-2714    PHONE 212.715.9100    FAX 212.715.8000    WWW.KRAMERLEVIN.COM
ALSO AT 47AVENUE HOCHE    75008 PARIS FRANCE

KRAMER LEVIN NAFTALIS & FRANKEL LLP

John Reynolds
September 21, 2011

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 715-7616 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ James A. Grayer
James A. Grayer

JAG:
cc:	Dr. Richard W. Turner

1177 AVENUE OF THE AMERICAS    NEW YORK NY 10036-2714    PHONE 212.715.9100    FAX 212.715.8000    WWW.KRAMERLEVIN.COM
ALSO AT 47AVENUE HOCHE    75008 PARIS FRANCE